SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Natural Alternatives International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

638842302

(CUSIP Number)

September 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

_____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons Edward Borg I.R.S. Identification No. of Above Persons (Entities Only) N/A
2.	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship United States
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 1,125,846[1]
	6.	Shared Voting Power 22,847[1]
	7.	Sole Dispositive Power 1,125,846[1]
	8.	Shared Dispositive Power 22,847[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,148,693[1]
10.	Check Box if the Aggregate Amount in Row 9 excludes Certain Shares*	☐
11.	Percent of Class Represented by Amount in Row 9 17.10%
12.	Type of Reporting Person* IN

1See Item 4.

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Item 1(a).	Name of Issuer:
Natural Alternatives International, Inc
Item 1(b).	Address of Issuer's Principal Executive Offices:
1185 Linda Vista Drive San Marcos, California 92078
Item 2(a).	Name of Person Filing:
Edward Borg

Item 2(b).	Address of Principal Business Office, or if None, Residence:
600 South US Highway 1, Apt. 609 Jupiter, Florida 33477
Item 2(c).	Citizenship:
United States citizen
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
638842302

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,148,693 shares

(b) Percent of class: 17.10%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,125,846 shares

(ii) Shared power to vote or to direct the vote: 22,847 shares

(iii) Sole power to dispose or to direct the disposition of: 1,125,846 shares

(ii) Shared power to dispose or to direct the disposition of: 22,847 shares

As of the date of filing this statement Mr. Borg may be deemed to be the beneficial owner of an aggregate of  1,148,693 shares as follows: (i) Mr. Borg beneficially owns an aggregate of 1,125,846 shares of common stock directly (1,123,046 in  a Keogh account and 2,800 in an IRA account) ; and (ii) Mr. Borg may be deemed to be the indirect beneficial owner of the 22,847shares held by his wife, Barbara B. Borg.    According to the Company’s Annual Report on Form 10-K filed on September 18, 2015, as of September 16, 2015, there were 6,713,831 shares of Common Stock issued and outstanding.  Accordingly, these 1,148,693 shares represent, to the best knowledge of Mr. Borg, as of the date of filing of this statement, approximately 17.10% of the issued and outstanding shares of Common Stock.

Mr. Borg has the sole power to vote or direct the vote and to dispose or direct the disposition of the 1,125,846 shares owned directly by him.  Mr. Borg may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 22,847 shares owned by his wife.  Borg disclaims beneficial ownership of the 22,847 shares currently held by his wife.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

 N/A

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Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11."

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward Borg
Edward Borg

Date:  October 6, 2014

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